Exhibit 99.2

AMVESCAP PLC,
as Issuer
EACH OF THE GUARANTORS
NAMED HEREIN,
as Guarantors,
and
THE BANK OF NEW YORK TRUST COMPANY, N.A.,
as Trustee

FIRST SUPPLEMENTAL INDENTURE
April 17, 2007

Supplement to Indenture dated as of April 17, 2007
(5.625% Senior Notes Due 2012)

FIRST SUPPLEMENTAL INDENTURE
     FIRST SUPPLEMENTAL INDENTURE, dated as of April 17, 2007, by and between AMVESCAP PLC, a public limited company duly organized and existing under the laws of the England (the “Company”), A I M ADVISORS, INC., A I M MANAGEMENT GROUP INC., INVESCO INSTITUTIONAL (N.A.), INC., and INVESCO NORTH AMERICAN HOLDINGS, INC. and THE BANK OF NEW YORK TRUST COMPANY, N.A., a corporation organized under the laws of the United States of America (hereafter called the “Trustee”), as Trustee under the Indenture (as hereinafter defined).
RECITALS
          WHEREAS, the Company and the Trustee have as of April 17, 2007 entered into an Indenture (hereinafter called the “Indenture”, all capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Indenture) providing for the issuance by the Company from time to time of unsecured debentures, notes or other evidences of indebtedness;
          WHEREAS, no Securities have been issued under the Indenture and there do not currently exist any Holders;
          WHEREAS, the Company desires to issue one series of senior debt securities under the Indenture, and has duly authorized the creation and issuance of such debt securities and the execution and delivery of this First Supplemental Indenture to modify the Indenture and provide certain additional provisions as hereinafter described;
          WHEREAS, the Company and the Trustee deem it advisable to enter into this First Supplemental Indenture for the purposes of establishing the terms of such debt securities and providing for the rights, obligations and duties of the Trustee with respect to such debt securities;
          WHEREAS, Section 3.01 of the Indenture provides that certain terms and conditions for each series of Securities issued by the Company thereunder may be set forth in a Supplemental Indenture; and
          WHEREAS, all conditions and requirements of the Indenture necessary to make this First Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled by the parties hereto and the execution and delivery thereof have been in all respects duly authorized by the parties hereto.
          NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:
          For and in consideration of the mutual premises and agreements herein contained, the Company and the Trustee covenant and agree, for the equal and proportionate benefit of all Holders of such debt securities, as follows:

ARTICLE ONE
CREATION OF THE NOTES
          Section 1.1. Designation of Series. Pursuant to the terms hereof and Sections 2.01 and 3.01 of the Indenture, the Company hereby creates a series of its debt securities designated as the “5.625% Senior Notes Due 2012” (the “Notes”), which Notes shall be deemed “Securities” for all purposes under the Indenture.
          Section 1.2. Form of Notes. The definitive form of the Notes shall be substantially in the form set forth in Exhibit A attached hereto, which is incorporated herein and made part hereof. The Notes shall bear interest, be payable and have such other terms as are stated in the form of definitive Note and in the Indenture, as supplemented by this First Supplemental Indenture. The Stated Maturity of the Notes shall be April 17, 2012.
          Section 1.3. Limit on Amount of Series. The Notes initially shall not exceed U.S.$300,000,000 in aggregate principal amount, and may, upon the execution and delivery of this First Supplemental Indenture or from time to time thereafter, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Notes upon the delivery of a Company Order. Additional Notes may be authenticated and delivered under the Indenture as supplemented by this First Supplemental Indenture at any time from time to time, and such Notes will have the same terms and conditions as, and be treated as a single class (for all purposes under the Indenture) with the Notes.
          Section 1.4. No Sinking Fund. No sinking fund will be provided with respect to the Notes.
          Section 1.5. Notes Not Convertible or Exchangeable. The Notes will not be convertible or exchangeable for other securities or property.
          Section 1.6. Issuance of Notes; Selection of Depository. The Notes shall be issued in permanent global form, without coupons. The Notes will be registered in the name of Cede & Co., as nominee of the Depositary and deposited with or on behalf of the Depositary or with the Trustee, as custodian for Depositary, for the accounts of Euroclear and Clearstream.
          If the Depositary is at any time unwilling or unable to continue as a depositary, or if, in the case of the Notes held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, is closed for business for 14 continuous days or announces an intention to cease or permanently ceases business, the Company will issue certificates for the Notes in definitive, fully registered, non-global form without interest coupons in exchange for the Global Securities. In all cases, certificates for Notes delivered in exchange for any Global Security or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by the Depositary.
          Section 1.7. Book-Entry Provisions for Global Security. In addition to the terms and provisions set forth in Section 3.06 of the Indenture, investors in any Global Security may hold their interests in such Global Security through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Investors in any Global Security may also hold such interests through organizations other than Euroclear or Clearstream that are participants in the Depositary’s system. Euroclear and Clearstream will hold interests in such Global Security on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in such Global Security in customer’s securities accounts in the depositaries’ names on the books of the Depositary. All interests in a Global Security, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of the Depositary. Those interests held through Euroclear and Clearstream will be subject to the procedures and requirements of such system.
          Section 1.8. Exchanges. The Company may at any time change the stock exchange on which the Notes are listed if it is in their best interest to do so, provided that the Notes are at all times listed on a “recognized stock exchange” (within the meaning of Section 1005 of the Income Tax Act 2007).
          Section 1.9. Notices. In addition to the terms and provisions set forth in Section 1.06 of the Indenture, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, the Company will publish notices to the holders of the Notes in a leading newspaper having general circulation in Luxembourg or, if such publication is not practicable, in another leading daily newspaper with general circulation in Europe. Any publication notice will be deemed to have been given on the first date on which publication is made. So long as the Notes are listed on the Luxembourg Stock Exchange, the Company will provide a copy of all notices with respect to the Notes to the Luxembourg Stock Exchange.
ARTICLE TWO
APPOINTMENT OF THE TRUSTEE FOR THE NOTES; LUXEMBOURG PAYING AGENT
          Section 2.1. Appointment of Trustee. Pursuant and subject to the Indenture, the Company and the Trustee hereby constitute the Trustee as trustee to act on behalf of the Holders of the Notes, and as the principal Paying Agent and Registrar for the Notes, effective upon execution and delivery of this First Supplemental Indenture. By execution, acknowledgment and delivery of this First Supplemental Indenture, the Trustee hereby accepts appointment as trustee, Paying Agent and Security Registrar with respect to the Notes, and agrees to perform such trusts upon the terms and conditions set forth in the Indenture and in this First Supplemental Indenture.
          Section 2.2. Rights, Powers, Duties and Obligations of the Trustee. Any rights, powers, duties and obligations by any provisions of the Indenture conferred or imposed upon the Trustee shall, insofar as permitted by law, be conferred or imposed upon and exercised or performed by the Trustee with respect to the Notes.
          Section 2.3 Luxembourg Paying Agent. The “Luxembourg Paying Agent” as such term is used herein and in connection with the Notes and the transfer agent in Luxembourg shall mean Banque Générale du Luxembourg S.A. or any successor thereto appointed by the Company. Any request, demand, authorization, direction, notice consent, waiver or Act of Holders or other document provided or permitted by the Indenture or herein to be made upon, given or furnished to, or filed with the Luxembourg Paying Agent by the Company, any Guarantor, the Trustee or any Holder shall be sufficient for any purpose hereunder (unless otherwise expressly provided in the Indenture or herein) if in writing, and mailed, first class postage prepaid, to the Luxembourg Paying Agent addressed to it at Banque Générale du Luxembourg S.A., 50 Avenue J.F. Kennedy, L-2951 Luxembourg, or at any other address or facsimile number previously furnished in writing to the Company.
ARTICLE THREE
COVENANTS
          Section 3.1. Maintenance of Office or Agency. The Company will maintain in the City of New York and, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange require, in Luxembourg, an office or agency where the Notes may be presented or surrendered for payment, where the Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Notes or any Guarantor in respect of the Guarantees and this Indenture may be served. The Trustee’s office located at 101 Barclay Street, 8W, New York, NY 10286, Attention: Corporate Trust Department, shall initially be such office or agency of the Company in New York, and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange require, the office of Banque Générale du Luxembourg S.A. at 50 Avenue J.F. Kennedy, L-2951 Luxembourg shall initially be such office or agency in Luxembourg, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall appoint a new Luxembourg Paying Agent and transfer agent, the Company will publish notice in a Luxembourg newspaper of general circulation. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee and the Company and each Guarantor hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.
          The Company may also from time to time designate one or more other offices or agencies (in or outside of The City of New York) outside of the United Kingdom where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such other office or agency.

          Section 3.2. Applicability of Article. The covenants set forth in Article X of the Indenture and this Article Three shall apply to the Notes.
ARTICLE FOUR
REDEMPTION OF NOTES
     Pursuant to Section 3.01(x) and Article XI of the Indenture, so long as any of the Notes are Outstanding, the following provisions shall be applicable to the Notes:
          Section 4.1. Redemption for Tax Reasons. The Company will have the right of redemption set forth in Section 11.01 of the Indenture.
          Section 4.2. Optional Redemption by the Company.
          (a) The Notes are redeemable, in whole or in part, at the option of the Company (an “Optional Redemption”) at any time at a Redemption Price equal to the greater of (1) 100% of the principal amount of such Notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes to be redeemed discounted to the Redemption Date on a semi annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest and Additional Amounts, if any, on the Notes to but excluding the Redemption Date; provided, however, that interest installments due on an Interest Payment Date which is on or prior to the Redemption Date will be payable to Holders who are Holders of record of the Notes as of the close of business on the Regular Record Date next preceding such Interest Payment Date.
          All determinations made by any Reference Treasury Dealer with respect to determining the Redemption Price pursuant to this Section 4.2 shall be final and binding on the Company, the Guarantors, the Trustee and the Holders absent manifest error.
          (b) The provisions of Article XI of the Indenture shall apply to a redemption of the Notes pursuant to this Section 4.2.
          Section 4.3. Certain Definitions. For purposes hereof,
     “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Bank as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financing practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.
     “Comparable Treasury Price” means (a) the average of three Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest

Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.
     “Independent Investment Bank” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.
     “Reference Treasury Dealer” means each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC or their affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), the Trustee shall select another Primary Treasury Dealer acceptable to the Company.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third Business Day preceding such Redemption Date.
     “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield-to-maturity or interpolated (on a day count basis) of the Comparable Treasury Issue (computed as of the third Business Day immediately preceding the Redemption Date), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.
          Section 4.4. Notice of Redemption. In addition to the terms set forth in Section 11.05 of the Indenture with respect to notice of redemption, as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange require, the Company will give notice of such redemption to the Luxembourg Stock Exchange and publish a notice of redemption in a Luxembourg newspaper of general circulation.
          Section 4.5. Applicability of Article. Redemption of the Notes at the election of the Company or otherwise, as permitted or required by any provision of the Notes or this First Supplemental Indenture, shall be made in accordance with Article XI of the Indenture and this Article Four.
ARTICLE FIVE
DEFEASANCE
          Section 5.1. Defeasance Applicable to Notes. Pursuant to Section 3.01(xi) and Section 12.01 of the Indenture, the Company will have (i) the option of defeasance of the

Notes under Section 12.02 of the Indenture and (ii) the option of covenant defeasance under Section 12.03 of the Indenture, in each case, upon the terms and conditions contained in Article XII of the Indenture.
ARTICLE SIX
GUARANTEES
          Section 6.1. Execution and Delivery of Guarantees. To further evidence the Guarantees set forth in Section 13.01 of the Indenture, the Guarantors hereby agree that a notation of such guarantee, substantially in the form set forth in Exhibit A hereto, shall be endorsed on each Note authenticated and delivered by the Trustee.
ARTICLE SEVEN
MISCELLANEOUS
          Section 7.1. Application of First Supplemental Indenture. Each and every term and condition contained in the First Supplemental Indenture that modifies, amends or supplements the terms and conditions of the Indenture shall apply only to the Notes created hereby and not to any future series of Notes established under the Indenture.
          Section 7.2. Benefits of First Supplemental Indenture. Nothing contained in this First Supplemental Indenture shall or shall be construed to confer upon any person other than a Holder of the Notes, the Company and the Trustee any right or interest to avail itself or himself, as the case may be, of any benefit under any provision of the Indenture or this First Supplemental Indenture.
          Section 7.3. Effective Date. This First Supplemental Indenture shall be effective as of the date first above written and upon the execution and delivery hereof by each of the parties hereto.
          Section 7.4. Governing Law. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to applicable principles of conflicts of law thereof that would require the application of the law of any other state).
          Section 7.5. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.
          Section 7.6. Satisfaction and Discharge. The Company shall be deemed to have satisfied all of its obligations under this First Supplemental Indenture upon compliance with the provisions of Section 12.02 of the Indenture relating to defeasance of the Notes, to the extent set forth in Section 12.01 of the Indenture.

          IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed by their respective officers hereunto duly authorized, all as of the day and year first above written.

AMVESCAP PLC
By	/s/ Robert Hamilton
	Name:	Robert Hamilton
	Title:	Treasurer

A I M MANAGEMENT GROUP INC.
By	/s/ David Hartley
	Name:	David Hartley
	Title:	CFO

A I M ADVISORS, INC.
By	/s/ Loren M. Starr
	Name:	Loren M. Starr
	Title:	CFO

INVESCO INSTITUTIONAL (N.A.), INC.
By	/s/ David Hartley
	Name:	David Hartley
	Title:	CFO

INVESCO NORTH AMERICAN HOLDINGS, INC.
By	/s/ Loren M. Starr
	Name:	Loren M. Starr
	Title:	CFO

THE BANK OF NEW YORK TRUST COMPANY, NA., as Trustee
By	/s/ Karen Z. Kelly
Name:
Title:

EXHIBIT A
FORM OF
5.625% SENIOR NOTE DUE 2012
[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC OR SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]*
[TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 3.06 OF THE INDENTURE.]*

AMVESCAP PLC

$300,000,000
5.625% SENIOR NOTES DUE 2012

No.	CUSIP No: 03235EAQ3
     AMVESCAP PLC, a public limited company organized under the laws of England (the “Company”, which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to [Cede & Co.]*, or its registered assigns, the principal sum of                                          (US$                     ), on April 17, 2012.

*	Insert in Global Securities

Interest Rate:	5.625% per annum.

Interest Payment Dates:	April 17 and October 17 of each year commencing October 17, 2007.

Regular Record Dates:	April 2 and October 2 of each year.
     Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

     IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officer.

Date:	AMVESCAP PLC
By:
Title:

(Form of Trustee’s Certificate of Authentication)
     This is one of the 5.625% Senior Notes Due 2012 designated herein and referred to in the within-mentioned Indenture (as supplemented by the within mentioned First Supplemental Indenture).

THE BANK OF NEW YORK TRUST COMPANY, N.A.
By:
Authorized Signatory

[REVERSE SIDE OF SECURITY]
AMVESCAP PLC
5.625% SENIOR NOTES DUE 2012
1. Principal and Interest.
     The Company will pay the principal of this Security on April 17, 2012.
     The Company promises to pay interest on the principal amount of this Security on each Interest Payment Date, as set forth below, at the rate of 5.625% per annum.
     Interest will be payable semiannually (to the holders of record of the Securities (or any predecessor Securities) at the close of business on the Regular Record Date) on each Interest Payment Date, commencing October 17, 2007.
     Interest on this Security will accrue from the most recent date to which interest has been paid on this Security or, if no interest has been paid, from the date of original issue; provided that, if there is no existing default in the payment of interest and if this Security is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.
     Under certain circumstances described in the Indenture, the Company or the Guarantors also shall pay Additional Amounts to the Holders of Securities equal to an amount that the Company or Guarantors may be required to withhold or deduct for or on account of Taxes imposed by a Taxing authority within the United Kingdom from any payment made under or with respect to the Securities or the Guarantees.
     The Company shall pay interest on overdue principal and interest on overdue installments of interest and Additional Amounts, to the extent lawful, at a rate per annum equal to the rate of interest applicable to the Securities.
2. Method of Payment.
     The Company will pay interest (except defaulted interest) on the principal amount of the Securities on each April 17 and October 17 to the persons who are Holders (as reflected in the Security Register at the close of business on the April 1 and October 1 immediately preceding the Interest Payment Date), in each case, even if the Security is cancelled on registration of transfer or registration of exchange after such record date; provided that, with respect to the payment of principal, the Company will make payment to the Holder that surrenders this Security to any Paying Agent on or after April 17, 2012.
     The Company will pay principal, interest and Additional Amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payment of the principal of, interest on and Additional Amounts with respect to the Securities will be made at the office or agency of the Company maintained for that purpose in the City of New York (which shall be located at 101 Barclay Street, 8W, New York, NY 10286, Attention: Corporate Trust Department, unless the Company shall designate and maintain some other office or agency for such purpose) and, so long as the Securities are registered on the Luxembourg Stock Exchange and the rules of the stock exchange require, at the office of the Luxembourg Paying Agent in Luxembourg (which shall be located at Banque Générale du Luxembourg S.A., 50 Avenue J.F. Kennedy L-2951 Luxembourg, unless the Company shall designate and maintain some other office or agency for such purpose), in lawful money of the United States of America, or payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register; provided, however, that all payments to Holders who have given wire transfer instructions to the Trustee (or other Paying Agent) by the Regular Record Date for such payment will be made by wire transfer of immediately available funds to the accounts specified by such Holder. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.
3. Paying Agent and Registrar.
     Initially, the Trustee will act as Paying Agent and Registrar and, so long as the Securities are listed on the Luxembourg Stock Exchange and the rules of the stock exchange require, the Luxembourg Paying Agent will act as Luxembourg paying agent. The Company may change any Paying Agent or Registrar upon written notice thereto. The Company, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Registrar or co-registrar.
4. Guarantees.
     This Security is entitled to the benefits of the Guarantee made by each of the Guarantors as described in the Indenture, pursuant to which the Guarantors have irrevocably and unconditionally, jointly and severally, guaranteed on a senior unsecured basis the punctual payment when due, whether at Stated Maturity, by acceleration, redemption or otherwise, of all obligations of the Company under the Indenture and this Security. A Guarantor shall be released from its Guarantee upon the terms and subject to the conditions set forth in the Indenture.
5. Indenture; Limitations.
     The Company issued the Securities under an Indenture dated as of April 17, 2007 as supplemented by a First Supplemental Indenture dated as of April 17, 2007 (the “Indenture”), among the Company, the Guarantors named therein (the “Guarantors” which term will include all successor guarantors under the Indenture) and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). Capitalized terms herein are used as defined in the Indenture unless otherwise indicated. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Securities are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Security and the terms of the Indenture, the terms of the Indenture shall control.
     The Securities are senior unsecured obligations of the Company.
6. Redemption.
     (a) In the event that the Company has become or would become obligated to pay any Additional Amounts as a result of (i) a Change in Tax Law or (ii) a Listing Failure provided that the Company has used reasonable best efforts to list or maintain a listing of the Securities on a “recognized stock exchange” (within the meaning of Section 1005 of the Income Tax Act 2007) (as provided for in Section 10.04 of the Indenture), then the Company may redeem all, but not less than all, of the Securities at any time at 100% of the principal amount thereof on the Redemption Date, together with accrued and unpaid interest and Additional Amounts, if any, thereon to but excluding the Redemption Date. Prior to the publication of the notice of redemption in accordance with the foregoing, the Company shall deliver to the Trustee an Opinion of Counsel.
     (b) The Securities may be redeemed, in whole or in part, at the option of the Company at any time at a Redemption Price equal to the greater of (i) 100% of the aggregate principal amount of the Securities to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal and interest (exclusive of interest accrued to the date of redemption) on such Securities to be redeemed discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest and Additional Amounts, if any, thereon to but excluding the Redemption Date; provided, however, that interest installments due on an Interest Payment Date which is on or prior to the Redemption Date will be payable to Holders who are Holders of record of such Securities as of the close of business on the Regular Record Date preceding such Interest Payment Date.
     (c) Notice of a redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at such Holder’s last address as it appears in the Security Register. Securities in original denominations larger than US$1,000 may be redeemed in part in integral multiples of US$1,000. On and after the Redemption Date, interest ceases to accrue on Securities or portions of Securities called for redemption, unless the Company defaults in the payment of the Redemption Price.
7. Denominations; Transfer; Exchange.
     The Securities are in registered form without coupons, in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof. A Holder may register the transfer or exchange of Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer or exchange of any Securities selected for redemption (except the unredeemed portion of any

Security being redeemed in part). Also, it need not register the transfer or exchange of any Securities for a period of 15 days before a selection of Securities to be redeemed is made.
     As long as the Securities are listed on the Luxembourg Stock Exchange and the rules of the stock exchange require, the Company shall give notice of such redemption to the Luxembourg Stock Exchange and publish a notice of redemption in a Luxembourg newspaper of general circulation.
8. Persons Deemed Owners.
     Prior to due presentment of this Security for registration of transfer, the Company, the Guarantors, the Trustee and any agent of the Company, the Guarantors or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Guarantors, the Trustee nor any such agent shall be affected by notice to the contrary.
9. Unclaimed Money.
     If money for the payment of principal or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to the Company at its request. After that, Holders entitled to the money must look to the Company for payment, unless an abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.
10. Discharge Prior to Redemption or Maturity.
     Provided other conditions in the Indenture are met, if the Company irrevocably deposits, or causes to be deposited, with the Trustee money or U.S. Government Obligations sufficient to pay the then outstanding principal of, accrued interest on and Additional Amounts with respect to the Securities to redemption or maturity, the Company will be discharged from the Indenture and the Securities, except in certain circumstances for certain sections thereof.
11. Amendment; Supplement; Waiver.
     Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then Outstanding, and any existing default or compliance with any provision may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then Outstanding. Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency, make changes that comply with rules or regulations of any securities exchange or automated quotation system on which the Securities may be listed or traded and make any change that does not adversely affect the rights of any Holder in any material respect.

12. Restrictive Covenants.
     The Indenture contains certain covenants, including, without limitation, covenants with respect to the merger and certain transfers of assets. Within 120 days after the end of each fiscal year, the Company must report to the Trustee on compliance with such covenants.
13. Successor Persons.
     When a successor person or other entity expressly assumes all the obligations of its predecessor under the Securities and the Indenture, the predecessor person will be released from those obligations, provided other conditions in the Indenture are met.
14. Remedies for Events of Default.
     If an Event of Default, as defined in the Indenture, occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Securities then Outstanding may declare all the Securities to be immediately due and payable. If a bankruptcy or insolvency default with respect to the Company or any Guarantor occurs and is continuing, the Securities automatically become immediately due and payable. Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of at least a majority in principal amount of the Securities then Outstanding may direct the Trustee in its exercise of any trust or power.
15. Trustee Dealings with Company.
     The Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may make loans to, accept deposits from, perform services for, and otherwise deal with, the Company and its Affiliates as if it were not the Trustee.
16. Authentication.
     This Security shall not be valid until the Trustee signs the certificate of authentication on the other side of this Security.
17. Abbreviations.
     Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).
     The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to AMVESCAP PLC, 1315 Peachtree Street, N.E., Suite 500, Atlanta, Georgia 30309, Attention: Chief Financial Officer.

SCHEDULE I
AMVESCAP PLC
5.625% SENIOR NOTE DUE 2012

Date	Principal Amount	Notation

[FORM OF TRANSFER NOTICE]
FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto:                                                             [Insert Taxpayer Identification No.]

[Please print or typewrite name and address including zip code of assignee]

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney and agent to transfer such Security on the books of the Company with full power of substitution in the premises.
Date:
[NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.]

Signature guaranteed by a member of a “Signature Guarantee Program” (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program, (“MSP”) (an “Eligible Institution”), the signature(s) must be guaranteed by an Eligible Institution.

GUARANTEE
   For value received, the undersigned hereby, jointly and severally, unconditionally guarantee, as principal obligor and not only as a surety, to the Holder of this Security the cash payments in U.S. dollars of principal of and interest on this Security in the amounts and at the times when due and interest on the overdue principal, interest, if any, and Additional Amounts with respect to this Security, if lawful, and the payment or performance of all other obligations of the Company under the Indenture (as defined below) or the Securities, to the Holder of this Security and the Trustee, all in accordance with and subject to the terms and limitations of this Security, Article XIII of the Indenture and this Guarantee. This Guarantee will become effective in accordance with Article XIII of the Indenture and its terms shall be evidenced therein. The validity and enforceability of any Guarantee shall not be affected by the fact that it is not affixed to any particular Security.
   Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture (as supplemented by the First Supplemental Indenture dated as of April 17, 2007 by and among AMVESCAP PLC, the Guarantors and The Bank of New York Trust Company, N.A. (the “Trustee”)) relating to the 5.625% Senior Notes Due 2012 (the “Indenture”) dated as of April 17, 2007 among AMVESCAP PLC, the Guarantors and the Trustee.
   The obligations of the undersigned to the Holders of Securities and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in Article XIII of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee and all of the other provisions of the Indenture to which this Guarantee relates.
   This Guarantee will be a senior unsecured obligation of the Guarantors and will rank pari passu in right of payment with all other existing and future senior unsecured obligations of the Guarantors.
   This Guarantee shall be governed by and construed in accordance with the laws of the state of New York.
   This Guarantee is subject to release upon the terms set forth in the Indenture.

   IN WITNESS WHEREOF, the Guarantors have caused this instrument to be duly executed.
Date:

AIM MANAGEMENT GROUP INC.
By
Name:
Title:

AIM ADVISORS, INC.
By
Name:
Title:

INVESCO INSTITUTIONAL (N.A.), INC.
By
Name:
Title:

INVESCO NORTH AMERICAN HOLDINGS, INC.
By
Name:
Title: